Exhibit 99.2

Genius Sports Reports Third Quarter Results Above Expectations and Raises Full-Year 2024 Group Revenue and Adj. EBITDA Growth Outlook to 24% and 61%, Respectively

•
Group Revenue of $120m, exceeding third quarter guidance of $119m, representing 18% growth year-over-year
•
Group Net Income of $13m and Group Adj. EBITDA of $26m, exceeding guidance of $25m and increasing 45% year-over-year
•
Raised 2024 Group Revenue and Adj. EBITDA guidance to $511m and $86m, respectively, representing growth of 24% and 61% and nearly 400bps of margin expansion
•
Reaffirming expectation to generate positive cash flow in 2024
•
Agreed improved commercial terms with all major U.S. sportsbook customers and many others across the globe

LONDON & NEW YORK, November 12, 2024 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal third quarter ended September 30, 2024.

“Our strong results are underpinned by our successful commercial execution, positioning us to capture profitable growth alongside our partners as the sports betting industry continues to evolve and expand,” said Mark Locke, Genius Sports Co-Founder and CEO. “We are empowering partners across the sports ecosystem to better reach, engage, and monetize fans using our innovative technology and unique data-driven insights.”

$ in thousands	Q324	Q323%
Group Revenue	120,198	101,729	18.2%
Betting Technology, Content & Services	85,625	65,927	29.9%
Media Technology, Content & Services	22,126	22,938	(3.5%)
Sports Technology & Services	12,447	12,864	(3.2%)
Group Net Income (Loss)	12,505	(11,616)	nm
Group Adjusted EBITDA	25,691	17,695	45.2%
Group Adjusted EBITDA Margin	21.4%	17.4%	400	bps

$ in thousands	YTD24	YTD23%
Group Revenue	335,363	285,805	17.3%
Betting Technology, Content & Services	226,646	187,529	20.9%
Media Technology, Content & Services	75,554	63,059	19.8%
Sports Technology & Services	33,163	35,217	(5.8%)
Group Net Loss	(34,828)	(47,082)	26.0%
Group Adjusted EBITDA	53,366	41,387	28.9%
Group Adjusted EBITDA Margin	15.9%	14.5%	140	bps

nm = not meaningful

Q3 2024 Financial Highlights

•
Group Revenue: Group revenue increased 18% year-over-year to $120.2 million.
o
Betting Technology, Content & Services: Revenue increased 30% year-over-year to $85.6 million, driven primarily by higher customer utilization of Genius’ available content, combined with growth in business with existing customers as a result of price increases on contract renewals and renegotiations.
o
Media Technology, Content & Services: Revenue decreased 4% year-over-year to $22.1 million.
o
Sports Technology & Services: Revenue decreased 3% year-over-year to $12.4 million.
•
Group Net Income: Group net income was $12.5 million in the third quarter ended September 30, 2024, representing a $24.1 million increase compared to the ($11.6 million) loss in the third quarter ended September 30, 2023.
•
Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $25.7 million in the quarter, exceeding guidance of $25.0 million. This represents a 45% increase compared to the $17.7 million reported in the third quarter ended September 30, 2023 and 400 basis points of margin expansion.

Q3 2024 Business Highlights

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Announced new long-term deal with ESPN to help transform live, data-driven storytelling for NCAA sports and enhance broadcasts for the NBA and WNBA
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Partnered with Reddit to power new sports scores feature with official NFL data, bringing the power of live game data to real-time fan conversations
•
Appointed Mark Kropf as Group Chief Technology Officer, joining from Google's Office of the Chief Technology Officer
•
After the reporting period:
o
Agreed improved commercial terms with all major U.S. sportsbook customers and many others across the globe
o
Launched FANHub, the world’s first advertising and activation platform custom-built to reach and engage sports fans
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Partnered with The Los Angeles Rams to provide fans with augmented, data-driven in-game highlights within SoFi Stadium
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Appointed former President of Microsoft's Entertainment & Devices Division, Robert J. Bach, as an Independent Director

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $511 million and Group Adjusted EBITDA of approximately $86 million in 2024. This implies year-over-year Group Revenue and Adj. EBITDA growth of 24% and 61%, respectively. Genius Sports also expects to generate positive cash flow in the full year of 2024.

$ in millions	Q1 2024A	Q2 2024A	Q3 2024A	Q4 2024E	FY 2024E
Group Revenue	120	95	120	176	511
Group Adjusted EBITDA	7	21	26	32	86

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue	$120,198	$101,729	$335,363	$285,805
Cost of revenue	80,116	77,446	254,106	227,316
Gross profit	40,082	24,283	81,257	58,489
Operating expenses:
Sales and marketing	9,455	5,827	27,531	19,807
Research and development	5,848	6,115	19,683	18,196
General and administrative	30,403	20,399	82,855	58,091
Transaction expenses	432	832	2,524	2,156
Total operating expense	46,138	33,173	132,593	98,250
Loss from operations	(6,056)	(8,890)	(51,336)	(39,761)
Interest (expense) income, net	(13)	1,157	1,001	1,373
Gain (loss) on disposal of assets	1	(10)	(18)	(32)
Gain (loss) on fair value remeasurement of contingent consideration	—	—	—	(2,809)
Change in fair value of derivative warrant liabilities	—	—	—	(534)
Gain (loss) on foreign currency	21,099	(4,210)	17,190	(1,913)
Total other income (expense)	21,087	(3,063)	18,173	(3,915)
Income (loss) before income taxes	15,031	(11,953)	(33,163)	(43,676)
Income tax expense	(4,618)	(1,163)	(4,404)	(5,763)
Gain from equity method investment	2,092	1,500	2,739	2,357
Net income (loss)	$12,505	$(11,616)	$(34,828)	$(47,082)
Earnings (loss) per share attributable to common stockholders:
Basic	$0.05	$(0.05)	$(0.15)	$(0.21)
Diluted	$0.05	$(0.05)	$(0.15)	$(0.21)
Weighted average common stock outstanding:
Basic	229,588,604	227,257,564	229,460,263	225,343,728
Diluted	233,730,434	227,257,564	229,460,263	225,343,728

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$42,314	$100,331
Restricted cash, current	26,761	—
Accounts receivable, net	73,033	71,088
Contract assets	49,924	38,802
Prepaid expenses	25,998	27,231
Other current assets	6,351	7,329
Total current assets	224,381	244,781
Property and equipment, net	16,857	11,552
Intangible assets, net	115,131	129,670
Operating lease right of use assets	8,075	7,011
Goodwill	326,011	326,011
Investments	30,736	26,399
Restricted cash, non-current	—	25,462
Other assets	3,687	4,838
Total assets	$724,878	$775,724
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,409	$57,379
Accrued expenses	67,813	56,331
Deferred revenue	40,299	44,345
Current debt	23	7,573
Operating lease liabilities, current	3,238	3,610
Other current liabilities	11,312	13,676
Total current liabilities	149,094	182,914
Long-term debt – less current portion	4	19
Deferred tax liability	15,623	15,335
Operating lease liabilities, non-current	4,892	3,501
Other liabilities	—	936
Total liabilities	169,613	202,705
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,245,703 shares issued and 211,139,755 shares outstanding at September 30, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,152	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,678,736	1,646,082
Treasury stock, at cost, 4,105,948 shares at September 30, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,059,315)	(1,024,487)
Accumulated other comprehensive loss	(48,657)	(33,057)
Total shareholders’ equity	555,265	573,019
Total liabilities and shareholders’ equity	$724,878	$775,724

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2024	2023
Cash Flows from operating activities:
Net loss	$(34,828)	$(47,082)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	57,208	53,025
Loss on disposal of assets	18	32
Loss on fair value remeasurement of contingent consideration	—	2,809
Stock-based compensation	32,955	19,248
Change in fair value of derivative warrant liabilities	—	534
Non-cash interest expense, net	—	187
Non-cash lease expense	3,431	2,941
Amortization of contract cost	939	743
Deferred income taxes	—	710
Allowance for expected credit losses	(122)	1,441
Gain from equity method investment	(2,739)	(2,357)
(Gain) loss on foreign currency remeasurement	(16,940)	1,224
Changes in operating assets and liabilities
Accounts receivable	(3,933)	(32,285)
Contract assets	(11,122)	(4,555)
Prepaid expenses	1,233	(22,056)
Other current assets	2,480	562
Other assets	(1,287)	1,547
Accounts payable	(30,970)	10,529
Accrued expenses	11,482	8,767
Deferred revenue	(5,485)	(268)
Other current liabilities	(3,579)	(1,865)
Operating lease liabilities	(3,516)	(2,982)
Net cash used in operating activities	(4,775)	(9,151)
Cash flows from investing activities:
Purchases of property and equipment	(9,446)	(2,480)
Capitalization of internally developed software costs	(38,110)	(33,004)
Distributions from equity method investments	1,561	1,555
Purchases of intangible assets	—	(240)
Proceeds from disposal of assets	10	53
Net cash used in investing activities	(45,985)	(34,116)
Cash flows from financing activities:
Repayment of loans and mortgage	(16)	(16)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)
Net cash used in financing activities	(7,591)	(591)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,633	1,229
Net decrease in cash, cash equivalents and restricted cash	(56,718)	(42,629)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020
Cash, cash equivalents and restricted cash at end of period	$69,075	$116,391
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$579	$3
Cash paid during the period for income taxes	$1,596	$4,132
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$10,157

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA (Unaudited)

(Amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(dollars, in thousands)
Consolidated net income (loss)	$12,505	$(11,616)	$(34,828)	$(47,082)
Adjusted for:
Net, interest expense (income)	13	(1,157)	(1,001)	(1,373)
Income tax expense	4,618	1,163	4,404	5,763
Amortization of acquired intangibles (1)	2,725	10,321	21,953	30,171
Other depreciation and amortization (2)	12,946	7,942	36,194	23,597
Stock-based compensation (3)	9,322	5,063	34,559	19,392
Transaction expenses	432	832	2,524	2,156
Litigation and related costs (4)	3,295	21	5,643	1,413
Change in fair value of derivative warrant liabilities	—	—	—	534
Loss on fair value remeasurement of contingent consideration	—	—	—	2,809
(Gain) loss on foreign currency	(21,099)	4,210	(17,190)	1,913
Other (5)	934	916	1,108	2,094
Adjusted EBITDA	$25,691	$17,695	$53,366	$41,387

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and nine months ended September 30, 2024 and 2023, legal proceedings included Sportscastr litigation and dMY litigation (see Note 16 "Commitments and Contingencies" to the Company's condensed consolidated financial statements included in the Company's Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on November 12, 2024, and Spirable litigation (see Item 3.D "Risks Related to Legal Matters and Regulations" in the Company's Annual Report on Form 20-F filed on March 15, 2024 for further details). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes professional fees for finance transformation project, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s third quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Group Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Group Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group Adjusted EBITDA and Group Adjusted EBITDA margin are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com